

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2022

Robert W. Eifler
Chief Executive Officer
Noble Finco Limited
13135 Dairy Ashford, Suite 800
Sugar Land, TX 77478

> **Re: Noble Finco Limited**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 7, 2022**
> **File No. 333-261780**

Dear Mr. Eifler:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 20, 2022 letter.

Amendment No.1 to Form S-4 filed February 7, 2022

Questions and Answers About the Business Combination and General Meeting
Q: What are the U.S. federal income tax consequences to me of the Business Combination?, page xvii

1. We note your revised disclosure in response to prior comment 3 states that Kirkland & Ellis LLP "intends" to render to Noble its opinion to the effect that, based upon and subject to the assumptions, exceptions, limitations and qualifications set forth in the filing and in the tax opinion filed as an exhibit to the registration statement of which the proxy statement/prospectus forms a part, and the representations from Noble, Topco and Merger Sub, the Merger will qualify as a "reorganization" under Section 368(a) of the Code. We further note that you have filed a form of the tax opinion as Exhibit 8.1. Please file an

executed tax opinion, and update your disclosure that Kirkland & Ellis "intends" to render such opinion. For guidance, please refer to Section III.D.2 of Staff Legal Bulletin No. 19 (CF).

The Business Combination

Projections Prepared by Maersk Drilling's Management, page 88

2.   We note that the primary assumptions underlying Maersk Drilling's management's financial projections included uptime, operating expenditures and SG&A. Please expand your disclosure to clarify how those factors and assumptions relate to the forecasted financial information, quantifying the assumptions that were used.

Description of the Exchange Offer, page 118

3.   We note your response to prior comment 9. That comment is reissued. It appears that from an Internet search that this transaction was announced in November 2021. Refer to Instruction 5 to Rule 14d-2(b) of Regulation 14D for the definition of "public announcement." Please see also the July 2001 3rd Supplement to the Compliance & Disclosure Interpretations, Section I.A. Q2 for further guidance. Your revised discussion of the availability of the cross-border exemptions for this transaction should detail how you calculated U.S. ownership, and as of what dates, within the parameters established by the Instructions to Rules 14d-1(c) and (d). We will revisit compliance with our prior comments relating to the tender offer rules once we have an understanding of what (if any) cross-border exemptions are available for this transaction, based on your revised analysis.

Unaudited Pro Forma Condensed Combined Financial Information
Note 1 - Basis of Presentation, page 158

4.   We note that you have modified the disclosures in Note 10 to reflect a range of acceptance scenarios in response to prior comment 20. Please provide an introductory notation immediately above the pro forma tabulations on pages 155-157 to clarify that you are illustrating on those pages the scenario of Topco acquiring 100% of the outstanding Maersk Drilling Shares and voting rights of Maersk Drilling, and to provide reference to the tabulations in Note 10 on pages 184-185, for illustrations of the effects of the alternate 70% and 90% acceptance scenarios.

5.   Please expand your summary of pro forma information on page 26 to include comparable details pertaining to the alternate acceptance scenarios depicted in Note 10.

Note 9 - Business Combination Transaction Accounting Adjustments
CC) Weighted Average Shares Outstanding and Loss Per Share, page 181

6.   We note that in response to prior comment 21 you added a footnote to the tabulation on page 182 to explain that the diluted pro forma share count excludes various potential dilutive instruments because they are anti-dilutive. Please further expand this disclosure,

and the corresponding footnote to the tabulation on page 185, to quantify such potential dilutive instruments.

Business of Maersk Drilling and Certain Information about Maersk Drilling
Liabilities and Indebtedness, page 199

7.   We note your revised disclosure in response to prior comment 23 and reissue it in part. Please expand your disclosure to include the interest rate for the DSF Facility Agreement. In addition, please file Maersk Drilling Group's Syndicated Facilities Agreement, including the Revolving Credit Facility and the Term Loan Facility, and form of the amendment to the Syndicated Facilities Agreement when agreed, as well as the DSF Facility Agreement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Exchange Offer Prospectus
Tax Consequences of the Offer, page ALT-23

8.   We note your disclosure here that if the Merger does not qualify as an F Reorganization, it is not clear how the transactions would be characterized for U.S. federal income tax purposes and what the resulting tax consequences would be. Please expand your disclosure to discuss the federal income tax consequences of the Offer if the Merger does not qualify as an F Reorganization, and add risk factor disclosure for any related risks that are material.

Comparison of Shareholder Rights, page 251

9.   Please update your discussion on page 275 regarding your exclusive forum provision to reflect the revisions to such provision with respect to any complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

     You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions relating to tender offer rules, contact Christina Chalk, Senior Special Counsel in the Office of Mergers and Acquisition, at (202) 551-3263. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Debbie Yee